

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 2, 2015

Geoffrey J. Thompson
Chief Executive Officer
AdvantaMeds Solutions USA Fund I, Inc.
20511 Abbey Drive
Frankfort, IL 60423

> **Re: AdvantaMeds Solutions USA Fund I, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 6, 2015**
> **File No. 024-10494**

Dear Mr. Thompson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II

Offering Circular

1. Please review the Offering Circular and revise as necessary to remove inconsistencies with respect to securities being offered and the terms of the offering. In this regard, you state in Item 4 of Part I that you are offering up to 200,000 shares of 9% Convertible Preferred Stock. Please reconcile this with the following disclosures:

    o   On page 31 that upon the completion of the Offering you will have 200,400 9% Convertible Preferred Stock Shares Issued;

- o On page 37 that the Offering will close upon the earlier of the sale of 100,000 9% Convertible Preferred Stock;
- o On page 37 that the Offering will close upon the earlier of the sale of 37,000 Common Stock Shares and that the company has set a minimum of $1,000,000 which will be held in an Escrow Account; and
- o On page 37 that the company will have 180 days to sell the minimum amount of securities.

Please also reconcile your disclosure:

- o On page 14 that arbitration will be held in Delaware with your disclosure on page 44 that arbitration will be held in California and in section 12 of the Subscription Agreement that arbitration will be held in Nevada; and
- o In footnote 4 to the table on page 17 that you do not intend to engage a broker-dealer, and on pages 16, 43, and 44 that you intend to engage a FINRA member broker-dealer.

<u>Item 7. Description of Business, page 19</u>

2. We note the disclosure that on January 28, 2015, you acquired a 104,000 square foot commercial building in Pueblo, Colorado for $2.5 million. Please reconcile such disclosure with your formation date in October 2015. To the extent this property was purchased by certain of your common stockholders in January 2015 and will be contributed or sold to the company at a later date, please provide disclosure to this effect. Otherwise, please explain to us why the purchased building and related financing is not reflected in your unaudited financial statements for the period of inception, October 23, 2015 through November 1, 2015.

<u>Exhibits</u>

3. Please file an opinion of counsel as to the legality of the securities covered by the offering statement. Refer to paragraph 12 of Item 17 of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure